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04010067

February 20, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a notice to the holders of Arcelor 3% due 2006 bonds convertible and/or exchangeable into new or existing shares (O.C.E.A.N.E.), informing them of the early redemption of all outstanding O.C.E.A.N.E. on March 22, 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Martine Hue
Arcelor SA

82-34727


arcelor

AVIS AUX PORTEURS D'OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES ARCELOR 3% 2006

(CODE ISIN XS0140909168) (LES "O.C.E.A.N.E.")

REMBOURSEMENT ANTICIPÉ LE 22 MARS 2004

Les porteurs d'O.C.E.A.N.E. sont informés qu'ARCELOR procédera, conformément à la faculté qui lui est offerte par le contrat d'émission (cf. § 5.3.2 de l'annexe III du prospectus d'admission à la Bourse de Luxembourg, incorporé par référence dans la note d'information ayant reçu de la Commission des Opérations de Bourse le visa n° 01-1463 en date du 20 décembre 2001), au remboursement anticipé le 22 mars 2004 de la totalité des O.C.E.A.N.E. pour lesquelles le droit à l'attribution d'actions n'aura pas été exercé au plus tard le 11 mars 2004.

Il est rappelé que les porteurs d'O.C.E.A.N.E. conservent la faculté d'exercer à tout moment jusqu'au 11 mars 2004 (inclus) leur droit à l'attribution d'actions à raison d'une action ARCELOR pour une O.C.E.A.N.E..

Le prix de remboursement anticipé, intérêts inclus depuis le 1er janvier 2004 (inclus) jusqu'à la date du remboursement effectif (exclu), a été déterminé de manière à ce qu'il assure au souscripteur un taux de rendement actuariel brut identique à celui qu'il aurait obtenu en cas de remboursement à l'échéance, soit 4,35%.

Prix de remboursement anticipé	13,89112 €	par obligation
- Principal	13,80607 €	
- Intérêts courus depuis le 1er janvier 2004	0,08505 €	

Il est rappelé qu'en cas d'exercice du droit à l'attribution d'actions, aucun intérêt ne sera payé aux porteurs d'O.C.E.A.N.E. au titre de la période courue entre le 1er janvier 2004 et la date à laquelle intervient la livraison des actions.

Pour toute demande d'exercice de leur droit à l'attribution d'actions par les porteurs d'O.C.E.A.N.E., ARCELOR remettra des actions existantes portant jouissance au 1er janvier 2004. Conformément aux modalités des O.C.E.A.N.E., ces actions existantes n'auront pas droit au dividende éventuellement versé par ARCELOR en 2004 au titre de l'exercice 2003. Elles auront droit au titre de l'exercice social 2004 et des exercices ultérieurs, à égalité de pair comptable, au même dividende que celui qui pourra être réparti aux autres actions existantes portant même jouissance. Elles seront, en conséquence, dans un premier temps cotées sur une seconde ligne (code ISIN LU 0187102693), puis entièrement assimilées aux autres actions existantes, à compter de la date à laquelle ces dernières seront cotées ex-droit au dividende payé au titre de l'exercice 2003.

Société Générale Bank & Trust S.A. (11, avenue Emile Reuter – L-2420 Luxembourg – Grand-Duché de Luxembourg) assurera la centralisation des opérations d'exercice du droit à l'attribution d'actions. Société Générale (SBAN/BCT/CLE/OST – BP 81236 – 44312 Nantes cedex 3 – France – Tél. : + 33 2.51.85.52.43 – Fax : + 33 2.51.85.57.20 – E-mail : danielle.leguay@socgen.com) assurera la sous-centralisation des O.C.E.A.N.E. déposées auprès d'Euroclear France.

NOTICE TO THE HOLDERS OF ARCELOR 3% DUE 2006 BONDS CONVERTIBLE AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

(ISIN CODE XS0140909168) (THE "O.C.E.A.N.E.")

EARLY REDEMPTION ON 22nd MARCH, 2004

Holders of O.C.E.A.N.E. are hereby informed that ARCELOR will, in accordance with the terms and conditions of the O.C.E.A.N.E. (cfr. paragraph 5.3.2 of annex III to the prospectus for the admission to listing on the Luxembourg Stock Exchange, incorporated by reference into the note d'information which received the visa no. 01-1463 dated 20th December, 2001 of the Commission des Opérations de Bourse), redeem on 22nd March, 2004 all the outstanding O.C.E.A.N.E. that have not been converted/exchanged on or before 11th March, 2004.

Holders of O.C.E.A.N.E. are reminded that they may exercise the conversion/exchange right in respect of their O.C.E.A.N.E. at any time until 11th March, 2004 (included) on the basis of the current conversion/exchange ratio of one ARCELOR share per O.C.E.A.N.E..

The early redemption price plus interest accrued from 1st January, 2004 (included) to the date of effective redemption (excluded), has been determined to ensure the subscriber receives a gross actuarial rate of return identical to the rate of return he would have received, had the O.C.E.A.N.E. been redeemed on its original maturity date, i.e. 4.35%.

Early redemption price	13.89112 €	per O.C.E.A.N.E.
- Principal	13.80607 €	
- Interest accrued since 1st January, 2004	0.08505 €	

In the event of exercise of the conversion/exchange right, no interest will be payable to holders of O.C.E.A.N.E. in respect of the period from 1st January, 2004 to the date on which the shares are delivered.

Upon exercise of their conversion/exchange right by the holders of O.C.E.A.N.E., ARCELOR will deliver existing shares, carrying beneficial rights from 1st January, 2004. In accordance with the terms and conditions of the O.C.E.A.N.E., these existing shares will not carry the right to any dividend possibly paid in 2004 by ARCELOR in respect of the 2003 financial year. They will carry beneficial rights in respect of the 2004 financial year and subsequent financial years, to the same dividend (equal by reference to their accounting par value) as that which may be paid in relation to other existing shares carrying the same beneficial rights. They will therefore, initially, be traded separately on a second line of listing (code ISIN LU 0187102693), and will then rank *pari passu* with such other existing shares with effect from the date on which these shares will be traded ex-dividend right relating to the 2003 financial year.

Société Générale Bank & Trust S.A. (11, avenue Emile Reuter – L-2420 Luxembourg – Grand Duchy of Luxembourg) will centralise requests for the exercise of the conversion/exchange right. Société Générale (SBAN/BCT/CLE/OST – BP 81236 – 44312 Nantes cedex 3 – France – Tél. : 33.2.51.85.52.43 – Fax : 33.2.51.85.57.20 – E-mail: danielle.leguay@socgen.com) will centralise requests for the exercise of the conversion/exchange right in respect of O.C.E.A.N.E. deposited with Euroclear France.